
03056481

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APR 22 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)

PROCESSED
APR 23 2003
THOMSON
FINANCIAL

Form 8-K for April 18, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-99463 -01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

74851
HarborView 2003-1
Form SE (Computational Materials)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENWICH CAPITAL ACCEPTANCE, INC.,

By: 

Name: Shakti Radhakishun
Title: Vice President

Dated: April 18, 2003

Exhibit Index

IN ACCORDANCE WITH RULE 311H OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

HARBORVIEW MORTGAGE LOAN TRUST 2003-1

Mortgage Loan Pass-Through Certificates, Series 2003-1

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

HARBORVIEW 2003-1 (PROSUP TABLES)
04/01/03 Scheduled Balances

		Minimum	Maximum
TOTAL CURRENT BALANCE:	309,832,577		
TOTAL ORIGINAL BALANCE:	311,911,973		
NUMBER OF LOANS:	806		
AVG CURRENT BALANCE:	$384,407.66	$59,897.03	$1,719,181.87
AVG ORIGINAL AMOUNT:	$386,987.56	$60,000.00	$1,750,000.00
WAVG GROSS COUPON:	5.327 %	2.750	7.375 %
WAVG GROSS MARGIN:	2.648 %	2.250	3.610 %
WAVG MAX INT RATE:	10.677 %	8.625	13.000 %
WAVG MIN INT RATE:	2.648 %	2.250	3.610 %
WAVG PERIODIC RATE CAP:	2.000 %	2.000	2.000 %
WAVG FIRST RATE CAP:	4.756 %	2.000	6.000 %
WAVG ORIGINAL LTV:	67.78 %	12.90	95.00 %
WAVG FICO SCORE:	731	574	813
WAVG ORIGINAL TERM:	360 months	180	360 months
WAVG REMAINING TERM:	355 months	177	360 months
WAVG SEASONING:	4 months	0	24 months
WAVG NEXT RATE RESET:	60 months	19	120 months
WAVG RATE ADJ FREQ:	11 months	6	12 months
WAVG FIRST RATE ADJ FREQ:	65 months	36	120 months
WAVG PREPAY OTERM:	36 months	36	36 months

TOP STATE CONCENTRATIONS ($):	36.97 % California, 10.37 % Michigan, 5.97 % New Jersey
MAXIMUM ZIP CODE CONCENTRATION ($):	1.17 % 48348

NOTE DATE:	Mar 06, 2001	Mar 28, 2003
FIRST PAY DATE:	May 01, 2001	May 01, 2003
PAID TO DATE:	Feb 01, 2003	May 01, 2003
RATE CHG DATE:	Nov 01, 2004	Apr 01, 2013
MATURE DATE:	Jan 01, 2018	Apr 01, 2033

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

HARBORVIEW 2003-1 (PROSUP TABLES)
04/01/03 Scheduled Balances

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5/1 YR CMT	202	83,823,536.78	27.05
5/1 YR LIBOR	101	42,483,951.03	13.71
3/1 YR LIBOR	81	34,622,588.64	11.17
7/1 YR LIBOR	72	30,705,949.74	9.91
3/1 YR CMT	76	26,501,209.97	8.55
7/1 YR CMT	64	25,182,395.81	8.13
5/6 MO LIBOR IO	64	19,805,086.00	6.39
10/1 YR CMT IO	44	19,391,943.31	6.26
5/6 MO LIBOR	73	16,505,746.90	5.33
7/6 MO LIBOR IO	10	4,443,550.00	1.43
7/6 MO LIBOR	6	2,455,623.93	0.79
10/6 MO LIBOR IO	10	2,307,200.00	0.74
10/6 MO LIBOR	3	1,603,795.06	0.52
Total	806	309,832,577.17	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
59,897 - 100,000	21	1,744,411.86	0.56
100,001 - 150,000	65	8,375,386.89	2.70
150,001 - 200,000	49	8,584,959.21	2.77
200,001 - 250,000	40	8,847,047.16	2.86
250,001 - 300,000	43	11,904,683.22	3.84
300,001 - 350,000	122	40,204,257.70	12.98
350,001 - 400,000	130	49,223,010.52	15.89
400,001 - 450,000	99	42,113,760.14	13.59
450,001 - 500,000	71	33,802,823.11	10.91
500,001 - 550,000	51	26,765,920.55	8.64
550,001 - 600,000	34	19,690,327.68	6.36
600,001 - 650,000	52	33,077,872.05	10.68
650,001 - 700,000	6	4,054,876.45	1.31
700,001 - 750,000	4	2,951,514.68	0.95
800,001 - 850,000	4	3,310,371.53	1.07
850,001 - 900,000	2	1,791,972.58	0.58
900,001 - 950,000	3	2,748,835.45	0.89
950,001 - 1,000,000	9	8,921,364.52	2.88
1,700,001 - 1,719,182	1	1,719,181.87	0.55
Total	806	309,832,577.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

GROSS COUPON (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.750 - 3.000	10	3,184,773.48	1.03
3.001 - 3.500	13	4,521,387.43	1.46
3.501 - 4.000	47	14,577,295.83	4.70
4.001 - 4.500	82	24,506,901.05	7.91
4.501 - 5.000	145	54,276,223.79	17.52
5.001 - 5.500	227	90,537,160.41	29.22
5.501 - 6.000	177	72,725,237.29	23.47
6.001 - 6.500	76	31,466,049.86	10.16
6.501 - 7.000	22	9,214,124.08	2.97
7.001 - 7.375	7	4,823,423.95	1.56
Total	806	309,832,577.17	100.00

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.500	214	66,970,607.47	21.62
2.501 - 3.000	586	238,147,709.49	76.86
3.001 - 3.500	5	4,597,460.21	1.48
3.501 - 3.610	1	116,800.00	0.04
Total	806	309,832,577.17	100.00

MAX INT RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.625 - 9.000	35	11,298,351.46	3.65
9.001 - 9.500	60	17,311,325.17	5.59
9.501 - 10.000	90	31,073,069.37	10.03
10.001 - 10.500	152	66,624,223.25	21.50
10.501 - 11.000	217	92,722,194.38	29.93
11.001 - 11.500	166	59,279,633.30	19.13
11.501 - 12.000	69	23,805,865.06	7.68
12.001 - 12.500	15	6,944,074.74	2.24
12.501 - 13.000	2	773,840.44	0.25
Total	806	309,832,577.17	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

MIN INT RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.500	214	66,970,607.47	21.62
2.501 - 3.000	586	238,147,709.49	76.86
3.001 - 3.500	5	4,597,460.21	1.48
3.501 - 3.610	1	116,800.00	0.04
Total	806	309,832,577.17	100.00

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	806	309,832,577.17	100.00
Total	806	309,832,577.17	100.00

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	124	46,119,318.32	14.89
5.000	479	201,019,630.07	64.88
6.000	203	62,693,628.78	20.23
Total	806	309,832,577.17	100.00

ORIGINAL TERM (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	1	418,378.62	0.14
240	1	390,855.23	0.13
352	1	646,790.72	0.21
353	1	404,626.43	0.13
360	802	307,971,926.17	99.40
Total	806	309,832,577.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

REMAINING TERM (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
177 - 177	1	418,378.62	0.14
238 - 238	1	390,855.23	0.13
336 - 336	1	425,360.71	0.14
337 - 348	17	9,197,935.44	2.97
349 - 360	786	299,400,047.17	96.63
Total	806	309,832,577.17	100.00

RATE ADJ FREQ (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	166	47,121,001.89	15.21
12	640	262,711,575.28	84.79
Total	806	309,832,577.17	100.00

FIRST RATE ADJ FREQ (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
36	157	61,123,798.61	19.73
60	440	162,618,320.71	52.49
84	152	62,787,519.48	20.26
120	57	23,302,938.37	7.52
Total	806	309,832,577.17	100.00

NEXT RATE RESET (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
19 - 24	4	1,451,490.35	0.47
25 - 36	154	60,097,668.97	19.40
37 - 48	6	4,841,705.53	1.56
49 - 60	433	157,351,254.47	50.79
61 - 72	4	1,649,422.41	0.53
73 - 84	148	61,138,097.07	19.73
97 - 108	1	203,900.00	0.07
109 - 120	56	23,099,038.37	7.46
Total	806	309,832,577.17	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
January to December 2004	2	709,105.09	0.23
January to December 2005	77	32,000,216.10	10.33
January to December 2006	81	31,070,735.71	10.03
January to December 2007	151	66,031,182.66	21.31
January to December 2008	289	95,378,189.95	30.78
January to December 2009	36	15,346,565.80	4.95
January to December 2010	113	45,993,643.49	14.84
January to December 2012	44	19,391,943.31	6.26
January to December 2013	13	3,910,995.06	1.26
Total	806	309,832,577.17	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11/01/04	1	382,106.72	0.12
12/01/04	1	326,998.37	0.11
01/01/05	1	372,419.45	0.12
02/01/05	1	369,965.81	0.12
05/01/05	5	1,812,610.89	0.59
06/01/05	8	3,289,392.46	1.06
07/01/05	2	704,486.89	0.23
08/01/05	1	326,397.48	0.11
09/01/05	11	3,896,455.08	1.26
10/01/05	21	9,865,945.89	3.18
11/01/05	9	3,298,348.43	1.06
12/01/05	18	8,064,193.72	2.60
01/01/06	22	9,993,511.25	3.23
02/01/06	20	6,375,013.84	2.06
03/01/06	18	6,121,692.33	1.98
04/01/06	19	6,349,620.71	2.05
12/01/06	2	2,230,897.58	0.72
01/01/07	1	641,266.65	0.21
03/01/07	1	632,312.49	0.20
04/01/07	2	1,337,228.81	0.43
05/01/07	22	9,168,781.68	2.96
06/01/07	25	11,680,453.88	3.77
07/01/07	26	11,401,085.49	3.68
08/01/07	4	1,656,078.48	0.53
09/01/07	22	9,344,269.52	3.02
10/01/07	38	16,187,378.08	5.22
11/01/07	8	3,262,037.33	1.05
12/01/07	2	720,290.25	0.23
01/01/08	13	7,346,366.83	2.37
02/01/08	67	26,331,831.81	8.50
03/01/08	112	32,157,164.51	10.38
04/01/08	94	28,095,516.61	9.07
10/01/08	1	468,056.49	0.15
11/01/08	2	979,253.70	0.32
01/01/09	1	202,112.22	0.07
05/01/09	3	1,476,733.61	0.48
06/01/09	2	823,094.59	0.27
07/01/09	2	1,108,806.35	0.36
08/01/09	1	396,833.68	0.13
09/01/09	11	4,483,565.97	1.45
10/01/09	8	3,813,446.06	1.23
11/01/09	8	3,041,973.32	0.98
01/01/10	7	2,918,226.60	0.94
02/01/10	50	20,660,787.14	6.67
03/01/10	39	15,192,229.75	4.90
04/01/10	17	7,222,400.00	2.33
03/01/12	1	203,900.00	0.07
05/01/12	1	588,859.93	0.19
06/01/12	2	1,418,289.47	0.46
07/01/12	7	2,575,705.71	0.83
08/01/12	2	985,404.46	0.32
09/01/12	10	3,529,282.94	1.14
10/01/12	17	8,478,208.60	2.74
11/01/12	4	1,612,292.20	0.52
01/01/13	2	568,000.00	0.18
02/01/13	6	1,247,701.67	0.40
03/01/13	4	1,095,343.39	0.35
04/01/13	1	999,950.00	0.32
Total	806	309,832,577.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.90 - 15.00	1	59,897.03	0.02
15.01 - 20.00	1	149,839.64	0.05
20.01 - 25.00	4	1,820,272.59	0.59
25.01 - 30.00	8	2,457,188.50	0.79
30.01 - 35.00	13	4,159,122.22	1.34
35.01 - 40.00	20	7,076,165.36	2.28
40.01 - 45.00	31	13,646,671.13	4.40
45.01 - 50.00	31	12,637,568.81	4.08
50.01 - 55.00	41	15,591,723.37	5.03
55.01 - 60.00	48	19,305,104.45	6.23
60.01 - 65.00	67	28,705,866.17	9.26
65.01 - 70.00	101	39,104,430.29	12.62
70.01 - 75.00	117	45,816,217.51	14.79
75.01 - 80.00	284	110,333,049.82	35.61
80.01 - 85.00	13	2,751,306.09	0.89
85.01 - 90.00	14	3,241,852.09	1.05
90.01 - 95.00	12	2,976,302.10	0.96
Total	806	309,832,577.17	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	2	764,153.96	0.25
561 - 580	1	999,949.94	0.32
581 - 600	1	458,360.42	0.15
601 - 620	2	1,008,222.06	0.33
621 - 640	19	8,115,714.69	2.62
641 - 660	34	12,233,831.06	3.95
661 - 680	66	25,891,153.00	8.36
681 - 700	77	28,477,972.31	9.19
701 - 720	116	45,483,272.70	14.68
721 - 740	106	39,675,634.12	12.81
741 - 760	127	47,848,309.16	15.44
761 - 780	135	53,497,634.96	17.27
781 - 800	103	39,972,917.28	12.90
801 - 813	17	5,405,451.51	1.74
Total	806	309,832,577.17	100.00

IO OTERM (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	678	263,884,797.86	85.17
120	128	45,947,779.31	14.83
Total	806	309,832,577.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

LOAN PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Rate/Term Refinance	321	130,149,315.89	42.01
Purchase	261	105,528,433.99	34.06
Cash Out Refinance	222	73,103,410.14	23.59
Construction Permanent	2	1,051,417.15	0.34
Total	806	309,832,577.17	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	749	292,617,720.10	94.44
Second Home	32	11,926,811.39	3.85
Investor	25	5,288,045.68	1.71
Total	806	309,832,577.17	100.00

ORIGINATOR DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
FULL DOCUMENTATION	375	123,350,758.63	39.81
STANDARD	275	117,515,942.53	37.93
SELECT	66	31,937,594.41	10.31
FULL/ALT	26	12,194,637.17	3.94
STATED INCOME	33	11,199,173.83	3.61
NO DOCUMENTATION	14	4,341,118.59	1.40
RELOCATION	10	4,200,640.31	1.36
SUPER SELECT	4	3,852,843.87	1.24
INTL RELO	1	498,739.37	0.16
STREAMLINE	1	396,833.68	0.13
STATED INC/VOA	1	344,294.78	0.11
Total	806	309,832,577.17	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	546	215,354,867.48	69.51
PUD	176	70,062,008.81	22.61
Condominium	80	23,433,918.80	7.56
Two-Four Family	4	981,782.08	0.32
Total	806	309,832,577.17	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	290	114,539,384.47	36.97
Michigan	73	32,123,033.26	10.37
New Jersey	45	18,508,367.04	5.97
Massachusetts	46	17,952,688.92	5.79
Illinois	38	14,323,210.97	4.62
Florida	33	12,383,434.57	4.00
Texas	25	10,093,194.76	3.26
Colorado	24	9,356,317.62	3.02
All Others (32) + DC	232	80,552,945.56	26.00
Total	806	309,832,577.17	100.00

Harborview Mortgage Pass-Through Certificates
Series 2003-1

Marketing Materials

$[325,000,000] (Approximate)

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March 10, 2003***

Harborview Mortgage Pass-Through Certificates, Series 2003-1

$[325,000,000] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) To Wavg Roll/Mat(2)	Pmt Window (Mths) To Wavg Roll/Mat(2)	Interest Rate Type (3)	Tranche Type	Expected Ratings [RA1/RA2]
A	$[313,625,000]	2.56/3.22	1-61/1-359	Variable	Senior	[Aaa/AAA]
R	$100	N/A	N/A	Variable	Senior/Residual	[Aaa/AAA]
B1	$[4,875,000]	4.30/5.80	1-61/1-359	Variable	Subordinate	[Aa2/AA]
B2	$[2,762,000]	4.30/5.80	1-61/1-359	Variable	Subordinate	[A2/A]
B3	$[1,462,000]	4.30/5.80	1-61/1-359	Variable	Subordinate	[Baa2/BBB]
B4	$[650,000]				Subordinate	[Ba2/BB]
B5	$[487,000]	Privately Offered Certificates			Subordinate	[B2/B]
B6	$[1,138,900]				Subordinate	NR/NR
Total:	**$[325,000,000]**					

(1) *The Certificates (as described herein) represent interests in a pool of hybrid adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *WAL and Payment Window for the Class A and Senior Subordinate Certificates are shown to the Weighted Average Roll Date and maturity (as described herein).*

(3) *For every Distribution Date, the interest rate for the Class A, Class B-1, Class B-2 and Class B-3 Certificates will be equal to the Net WAC of the Mortgage Loans.*

Depositor:	Greenwich Capital Acceptance, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Master Servicer:	[TBD].
Servicers:	GMAC Mortgage Corporation and National City Mortgage CO.
Custodian:	Deutsche Bank National Trust Company.
Trustee:	TBD
Originators:	[E-Loan, Inc., GMAC Mortgage Corporation, National City Mortgage CO.]

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Rating Agencies: [RA1 and RA2] will rate the Certificates, except the Class B-6 Certificates. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: April 1, 2003.

Expected Pricing Date: On or about March 13, 2003.

Closing Date: On or about April 24, 2003.

Distribution Date: The [19]th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2003.

Certificates: The "***Senior Certificates***" will consist of the Class A (the ***"Class A Certificates"***) and Class R Certificate. The Class B-1, Class B-2 and Class B-3 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-4, Class B-5, and Class B-6 Certificates will be referred to herein as the "***Junior Subordinate Certifcates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Senior Certificates and Senior Subordinate Certificates (the "***Offered Certificates***") are being offered publicly.

Accrued Interest: The Class A and Senior Subordinate Certificates will settle with accrued interest. The price to be paid by investors for the Class A and Senior Subordinate Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([23] days).

Interest Accrual Period: The interest accrual period with respect to the Class A and Senior Subordinate Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Class A Certificates and Senior Subordinate Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates and Senior Subordinate Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates and Senior Subordinate Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [5]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [May 2008].

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[325,000,000] (the "Mortgage Loans"). The Mortgage Loans are non-convertible, adjustable rate mortgage loans with initial rate adjustments occurring approximately 3, 5, 7 or 10 years after the date of origination of each mortgage loan ("Hybrid ARMs"). Each Mortgage Loan has an original term to maturity of 15 or 30 years. A portion of the Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over its remaining term. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [3.50]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.00]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [1.15]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [0.70]% total subordination.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Shifting Interest:

Until the first Distribution Date occurring after [April 2010], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
May 2003 – April 2010	0% Pro Rata Share
May 2010 – April 2011	30% Pro Rata Share
May 2011 – April 2012	40% Pro Rata Share
May 2012 – April 2013	60% Pro Rata Share
May 2013 – April 2014	80% Pro Rata Share
May 2014 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in May 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in May 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *second*; to the Senior Certificates until its class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the Certificates on a pro rata basis.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate;
2) Class R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class;
4) Class B-1 Certificates, accrued and unpaid interest at the Class B1 Certificate Interest Rate;
5) Class B-1 Certificates, principal allocable to such Class;
6) Class B-2 Certificates, accrued and unpaid interest at the Class B2 Certificate Interest Rate;
7) Class B-2 Certificates, principal allocable to such Class;
8) Class B-3 Certificates, accrued and unpaid interest at the Class B3 Certificate Interest Rate;
9) Class B-3 Certificates, principal allocable to such Class;
10) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
11) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

HarborView Mortgage Pass-Through Certs, Series 2003-1 CLASS A
Price-Yield Sensitivity Report

Settlement	04/24/03
Class Balance	$313,625,000
Coupon	5.035%
Cut-off Date	04/01/03
Next Payment Date	05/19/03
Accrued Interest Days	23
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
102-05	4.279	4.196	4.101	3.993	3.868	3.565	3.176	2.666	2.000
102-05+	4.275	4.191	4.095	3.986	3.861	3.556	3.164	2.650	1.981
102-06	4.270	4.186	4.090	3.980	3.853	3.546	3.152	2.635	1.961
102-06+	4.266	4.181	4.084	3.973	3.846	3.537	3.140	2.620	1.942
102-07	4.261	4.175	4.078	3.966	3.839	3.528	3.128	2.605	1.923
102-07+	4.257	4.170	4.072	3.960	3.831	3.518	3.116	2.590	1.903
102-08	4.252	4.165	4.066	3.953	3.824	3.509	3.104	2.574	1.884
102-08+	4.247	4.160	4.061	3.947	3.816	3.499	3.092	2.559	1.865
102-09	4.243	4.155	4.055	3.940	3.809	3.490	3.080	2.544	1.845
102-09+	4.238	4.150	4.049	3.934	3.802	3.481	3.068	2.529	1.826
102-10	4.234	4.145	4.043	3.927	3.794	3.471	3.056	2.514	1.807
102-10+	4.229	4.139	4.037	3.921	3.787	3.462	3.045	2.499	1.787
102-11	4.225	4.134	4.031	3.914	3.779	3.452	3.033	2.483	1.768
102-11+	4.220	4.129	4.026	3.907	3.772	3.443	3.021	2.468	1.749
102-12	4.216	4.124	4.020	3.901	3.765	3.434	3.009	2.453	1.729
102-12+	4.211	4.119	4.014	3.894	3.757	3.424	2.997	2.438	1.710
102-13	4.206	4.114	4.008	3.888	3.750	3.415	2.985	2.423	1.691
102-13+	4.202	4.108	4.002	3.881	3.743	3.406	2.973	2.408	1.671
102-14	4.197	4.103	3.997	3.875	3.735	3.396	2.961	2.393	1.652
102-14+	4.193	4.098	3.991	3.868	3.728	3.387	2.949	2.378	1.633
102-15	4.188	4.093	3.985	3.862	3.720	3.377	2.938	2.362	1.613
102-15+	4.184	4.088	3.979	3.855	3.713	3.368	2.926	2.347	1.594
102-16	4.179	4.083	3.974	3.849	3.706	3.359	2.914	2.332	1.575
102-16+	4.175	4.078	3.968	3.842	3.698	3.349	2.902	2.317	1.556
102-17	4.170	4.073	3.962	3.836	3.691	3.340	2.890	2.302	1.536
102-17+	4.166	4.067	3.956	3.829	3.684	3.331	2.878	2.287	1.517
102-18	4.161	4.062	3.950	3.823	3.676	3.321	2.866	2.272	1.498
102-18+	4.156	4.057	3.945	3.816	3.669	3.312	2.855	2.257	1.479
102-19	4.152	4.052	3.939	3.809	3.662	3.303	2.843	2.242	1.460
102-19+	4.147	4.047	3.933	3.803	3.654	3.293	2.831	2.227	1.440
102-20	4.143	4.042	3.927	3.796	3.647	3.284	2.819	2.212	1.421
102-20+	4.138	4.037	3.921	3.790	3.639	3.275	2.807	2.197	1.402
102-21	4.134	4.032	3.916	3.783	3.632	3.265	2.795	2.182	1.383
WAL (yr)	3.78	3.32	2.92	2.56	2.25	1.74	1.35	1.04	0.81
MDUR (yr)	3.34	2.96	2.62	2.33	2.06	1.62	1.28	1.01	0.79
First Prin Pay	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03
Last Prin Pay	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

HarborView Mortgage Pass-Through Certs, Series 2003-1 CLASS B-1
Price-Yield Sensitivity Report

Settlement	04/24/03
Class Balance	$4,875,000
Coupon	5.035%
Cut-off Date	04/01/03
Next Payment Date	05/19/03
Accrued Interest Days	23
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
101-26+	4.488	4.489	4.476	4.456	4.434	4.370	4.271	4.166	3.977
101-27+	4.481	4.481	4.468	4.448	4.425	4.360	4.260	4.153	3.961
101-28+	4.473	4.474	4.461	4.440	4.417	4.350	4.248	4.140	3.945
101-29+	4.466	4.467	4.453	4.432	4.408	4.340	4.237	4.126	3.929
101-30+	4.459	4.460	4.446	4.424	4.400	4.330	4.226	4.113	3.912
101-31+	4.452	4.452	4.438	4.416	4.391	4.321	4.214	4.100	3.896
102-00+	4.445	4.445	4.430	4.408	4.383	4.311	4.203	4.087	3.880
102-01+	4.438	4.438	4.423	4.400	4.374	4.301	4.191	4.074	3.864
102-02+	4.430	4.431	4.415	4.391	4.366	4.292	4.180	4.061	3.848
102-03+	4.423	4.424	4.407	4.383	4.357	4.282	4.169	4.048	3.832
102-04+	4.416	4.416	4.400	4.375	4.348	4.272	4.157	4.034	3.816
102-05+	4.409	4.409	4.392	4.367	4.340	4.262	4.146	4.021	3.800
102-06+	4.402	4.402	4.385	4.359	4.331	4.253	4.134	4.008	3.784
102-07+	4.395	4.395	4.377	4.351	4.323	4.243	4.123	3.995	3.768
102-08+	4.387	4.387	4.369	4.343	4.314	4.233	4.112	3.982	3.752
102-09+	4.380	4.380	4.362	4.335	4.306	4.223	4.100	3.969	3.736
102-10+	4.373	4.373	4.354	4.327	4.297	4.214	4.089	3.956	3.720
102-11+	4.366	4.366	4.347	4.319	4.289	4.204	4.078	3.943	3.704
102-12+	4.359	4.359	4.339	4.311	4.280	4.194	4.066	3.930	3.688
102-13+	4.352	4.352	4.331	4.303	4.272	4.185	4.055	3.917	3.672
102-14+	4.345	4.344	4.324	4.295	4.263	4.175	4.044	3.904	3.656
102-15+	4.337	4.337	4.316	4.287	4.255	4.165	4.032	3.891	3.640
102-16+	4.330	4.330	4.309	4.279	4.246	4.156	4.021	3.878	3.624
102-17+	4.323	4.323	4.301	4.271	4.238	4.146	4.010	3.864	3.608
102-18+	4.316	4.316	4.294	4.263	4.229	4.136	3.998	3.851	3.592
102-19+	4.309	4.308	4.286	4.255	4.221	4.127	3.987	3.838	3.576
102-20+	4.302	4.301	4.278	4.247	4.212	4.117	3.976	3.825	3.560
102-21+	4.295	4.294	4.271	4.238	4.204	4.107	3.964	3.812	3.545
102-22+	4.288	4.287	4.263	4.230	4.195	4.098	3.953	3.799	3.529
102-23+	4.281	4.280	4.256	4.222	4.187	4.088	3.942	3.786	3.513
102-24+	4.273	4.273	4.248	4.214	4.178	4.078	3.930	3.773	3.497
102-25+	4.266	4.266	4.241	4.206	4.170	4.069	3.919	3.760	3.481
102-26+	4.259	4.258	4.233	4.198	4.161	4.059	3.908	3.747	3.465
WAL (yr)	4.90	4.87	4.58	4.30	4.04	3.51	2.96	2.54	2.05
MDUR (yr)	4.26	4.23	4.01	3.78	3.58	3.14	2.68	2.33	1.90
First Prin Pay	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03
Last Prin Pay	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

HarborView Mortgage Pass-Through Certs, Series 2003-1 CLASS B-2
Price-Yield Sensitivity Report

Settlement	04/24/03
Class Balance	$2,762,000
Coupon	5.035%
Cut-off Date	04/01/03
Next Payment Date	05/19/03
Accrued Interest Days	23
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
100-21+	4.756	4.758	4.761	4.758	4.753	4.734	4.698	4.658	4.579
100-22+	4.748	4.751	4.753	4.750	4.745	4.724	4.686	4.644	4.562
100-23+	4.741	4.743	4.745	4.742	4.736	4.714	4.675	4.631	4.546
100-24+	4.734	4.736	4.738	4.734	4.727	4.704	4.663	4.617	4.530
100-25+	4.726	4.729	4.730	4.725	4.719	4.694	4.652	4.604	4.513
100-26+	4.719	4.721	4.722	4.717	4.710	4.684	4.640	4.591	4.497
100-27+	4.712	4.714	4.714	4.709	4.701	4.674	4.628	4.577	4.480
100-28+	4.705	4.707	4.707	4.701	4.693	4.664	4.617	4.564	4.464
100-29+	4.697	4.699	4.699	4.693	4.684	4.655	4.605	4.551	4.448
100-30+	4.690	4.692	4.691	4.684	4.675	4.645	4.594	4.537	4.431
100-31+	4.683	4.685	4.683	4.676	4.667	4.635	4.582	4.524	4.415
101-00+	4.676	4.678	4.676	4.668	4.658	4.625	4.570	4.511	4.399
101-01+	4.668	4.670	4.668	4.660	4.649	4.615	4.559	4.497	4.382
101-02+	4.661	4.663	4.660	4.652	4.641	4.605	4.547	4.484	4.366
101-03+	4.654	4.656	4.653	4.643	4.632	4.595	4.536	4.471	4.350
101-04+	4.647	4.648	4.645	4.635	4.623	4.585	4.524	4.457	4.333
101-05+	4.639	4.641	4.637	4.627	4.615	4.576	4.513	4.444	4.317
101-06+	4.632	4.634	4.629	4.619	4.606	4.566	4.501	4.431	4.301
101-07+	4.625	4.626	4.622	4.611	4.597	4.556	4.490	4.417	4.285
101-08+	4.618	4.619	4.614	4.603	4.589	4.546	4.478	4.404	4.268
101-09+	4.610	4.612	4.606	4.594	4.580	4.536	4.467	4.391	4.252
101-10+	4.603	4.605	4.599	4.586	4.572	4.526	4.455	4.378	4.236
101-11+	4.596	4.597	4.591	4.578	4.563	4.517	4.443	4.364	4.220
101-12+	4.589	4.590	4.583	4.570	4.554	4.507	4.432	4.351	4.203
101-13+	4.581	4.583	4.576	4.562	4.546	4.497	4.420	4.338	4.187
101-14+	4.574	4.576	4.568	4.554	4.537	4.487	4.409	4.324	4.171
101-15+	4.567	4.568	4.560	4.546	4.528	4.477	4.397	4.311	4.155
101-16+	4.560	4.561	4.553	4.537	4.520	4.467	4.386	4.298	4.138
101-17+	4.553	4.554	4.545	4.529	4.511	4.458	4.374	4.285	4.122
101-18+	4.545	4.546	4.537	4.521	4.503	4.448	4.363	4.272	4.106
101-19+	4.538	4.539	4.530	4.513	4.494	4.438	4.352	4.258	4.090
101-20+	4.531	4.532	4.522	4.505	4.485	4.428	4.340	4.245	4.074
101-21+	4.524	4.525	4.514	4.497	4.477	4.418	4.329	4.232	4.058
WAL (yr)	4.90	4.87	4.58	4.30	4.04	3.51	2.96	2.54	2.05
MDUR (yr)	4.25	4.22	4.00	3.77	3.56	3.12	2.67	2.31	1.89
First Prin Pay	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03
Last Prin Pay	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with the proposed transaction.

HarborView Mortgage Pass-Through Certs, Series 2003-1 CLASS B-3
Price-Yield Sensitivity Report

Settlement	04/24/03
Class Balance	$1,462,000
Coupon	5.035%
Cut-off Date	04/01/03
Next Payment Date	05/19/03
Accrued Interest Days	23
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR	50% CPR	60% CPR	70% CPR
99-17	5.023	5.028	5.046	5.060	5.073	5.099	5.126	5.151	5.184
99-18	5.016	5.020	5.038	5.052	5.064	5.088	5.114	5.137	5.167
99-19	5.009	5.013	5.030	5.044	5.055	5.078	5.102	5.124	5.150
99-20	5.001	5.005	5.022	5.035	5.047	5.068	5.090	5.110	5.133
99-21	4.994	4.998	5.014	5.027	5.038	5.058	5.079	5.096	5.117
99-22	4.986	4.990	5.006	5.019	5.029	5.048	5.067	5.083	5.100
99-23	4.979	4.983	4.999	5.010	5.020	5.038	5.055	5.069	5.083
99-24	4.972	4.976	4.991	5.002	5.011	5.028	5.043	5.056	5.067
99-25	4.964	4.968	4.983	4.994	5.003	5.018	5.031	5.042	5.050
99-26	4.957	4.961	4.975	4.986	4.994	5.008	5.020	5.028	5.033
99-27	4.950	4.953	4.967	4.977	4.985	4.998	5.008	5.015	5.017
99-28	4.942	4.946	4.959	4.969	4.976	4.988	4.996	5.001	5.000
99-29	4.935	4.939	4.952	4.961	4.967	4.978	4.984	4.988	4.983
99-30	4.928	4.931	4.944	4.952	4.959	4.968	4.973	4.974	4.967
99-31	4.920	4.924	4.936	4.944	4.950	4.958	4.961	4.961	4.950
100-00	4.913	4.916	4.928	4.936	4.941	4.948	4.949	4.947	4.934
100-01	4.905	4.909	4.920	4.927	4.932	4.938	4.937	4.934	4.917
100-02	4.898	4.902	4.912	4.919	4.924	4.928	4.926	4.920	4.900
100-03	4.891	4.894	4.905	4.911	4.915	4.918	4.914	4.907	4.884
100-04	4.883	4.887	4.897	4.903	4.906	4.908	4.902	4.893	4.867
100-05	4.876	4.879	4.889	4.894	4.897	4.898	4.891	4.880	4.851
100-06	4.869	4.872	4.881	4.886	4.888	4.888	4.879	4.866	4.834
100-07	4.861	4.865	4.873	4.878	4.880	4.878	4.867	4.853	4.818
100-08	4.854	4.857	4.866	4.869	4.871	4.868	4.855	4.839	4.801
100-09	4.847	4.850	4.858	4.861	4.862	4.858	4.844	4.826	4.785
100-10	4.839	4.843	4.850	4.853	4.854	4.848	4.832	4.812	4.768
100-11	4.832	4.835	4.842	4.845	4.845	4.838	4.820	4.799	4.752
100-12	4.825	4.828	4.835	4.836	4.836	4.828	4.809	4.785	4.735
100-13	4.818	4.820	4.827	4.828	4.827	4.818	4.797	4.772	4.719
100-14	4.810	4.813	4.819	4.820	4.819	4.808	4.785	4.758	4.702
100-15	4.803	4.806	4.811	4.812	4.810	4.798	4.774	4.745	4.686
100-16	4.796	4.798	4.803	4.803	4.801	4.788	4.762	4.731	4.669
100-17	4.788	4.791	4.796	4.795	4.792	4.778	4.750	4.718	4.653
WAL (yr)	4.90	4.87	4.58	4.30	4.04	3.51	2.96	2.54	2.05
MDUR (yr)	4.24	4.21	3.99	3.76	3.55	3.11	2.65	2.30	1.88
First Prin Pay	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03	05/19/03
Last Prin Pay	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08	05/19/08

"Full Price" = "Flat Price" + Accrued Interest.

Duration and related sensitivities are calculated at midpoint price.

Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Harborview Mortgage Pass-Through Certificates
Series 2003-1
15 and 30 Year Hybrid Adjustable Rate Mortgage Loans
Preliminary Collateral Information
3/10/2003

Product	15 and 30 Year Hybrid – Fully Amortizing
Weighted Average Gross Coupon	5.35% (+/- 20 bps)
Pass-through Rate	5.05% (+/- 5 bp)
Weighted Average Gross Margin	2.68% (+/- 5 bp)
Weighted Average Periodic Rate Cap	2.00%
Weighted Average First Rate Cap	5.40%
Weighted Average Life Cap	10.66% (+/- 20 bp)
Weighted Average Months to Roll	61 Months (+/- 2 Months)
Stated Remaining Term	356 Months
Seasoning	4 Month
IO Loans	16% (+/- 10%)
Weighted Average LTV	65% (+/- 5%)
State Concentration	CA 30% Max
Full/Standard Documentation	70% (+/- 10%)
Cash-out Refinance	15% Approx. (+/- 10%)
Single Family	75% Approx. (+/- 10%)
Weighted Average FICO	730 Approx. (+/- 10)

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage lo ans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Groups of Hypothetical Mortgage Loans

Pool	Servicer	Current Principal Balance	Gross Mortgage Rate (%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Original Amort Term to (Months)	Servicing (%)	Trustee Fee (%)	Index [1]	Gross Margin (%)	Gross Coupon Life Cap (%)	Collat Months to Roll (Months)	Coupon Reset Interval (Months)	1'st Per Reset Cap (%)	Periodic Reset Cap (%)	Interest Only Period
1	GMAC	$16,293,990.85	3.594470	360	359	360	0.375000	0.010000	3	2.750000	9.594470	35	12	2.000000	2.000000	0
2	GMAC	$42,530,965.58	4.809370	360	359	360	0.375000	0.010000	3	2.750000	9.809370	59	12	5.000000	2.000000	0
3	GMAC	$16,474,467.71	5.154250	360	359	360	0.375000	0.010000	3	2.750000	10.154250	83	12	5.000000	2.000000	0
4	GMAC	$3,347,580.38	4.447310	360	359	360	0.375000	0.010000	1	2.250000	9.447310	59	12	5.000000	2.000000	0
5	GMAC	$3,367,549.75	4.729300	360	359	360	0.375000	0.010000	1	2.250000	9.729300	83	12	5.000000	2.000000	0
6	GMAC	$1,413,175.43	5.692050	360	359	360	0.375000	0.010000	2	2.574880	11.692050	119	6	6.000000	2.000000	0
7	GMAC	$1,782,006.15	5.447640	360	359	360	0.375000	0.010000	2	2.518660	11.447640	119	6	6.000000	2.000000	119
8	GMAC	$16,643,480.18	5.318880	360	359	360	0.375000	0.010000	2	2.578130	11.318880	59	6	6.000000	2.000000	0
9	GMAC	$20,953,503.49	5.030130	360	359	360	0.375000	0.010000	2	2.529410	11.030130	59	6	6.000000	2.000000	59
10	GMAC	$2,015,680.78	5.283380	360	359	360	0.375000	0.010000	2	2.553040	11.283380	83	6	6.000000	2.000000	0
11	GMAC	$1,927,599.69	4.798350	360	359	360	0.375000	0.010000	2	2.564270	10.798350	83	6	6.000000	2.000000	83
12	GMAC	$21,354,017.01	6.413380	360	354	360	0.250000	0.010000	3	2.764590	11.394050	114	12	5.000000	2.000000	114
13	GMAC	$13,304,800.27	5.299670	359	353	359	0.250000	0.010000	3	2.750000	10.322710	29	12	2.000000	2.000000	0
14	GMAC	$49,910,187.09	6.018910	360	353	360	0.250000	0.010000	3	2.772540	11.027410	53	12	5.000000	2.000000	0
15	GMAC	$9,755,736.36	6.156970	360	353	360	0.250000	0.010000	3	2.750000	11.150730	77	12	5.000000	2.000000	0
16	GMAC	$33,867,789.03	5.070600	357	354	357	0.250000	0.010000	1	2.750000	11.070600	33	12	3.822960	2.000000	0
17	GMAC	$37,490,455.09	5.488390	360	356	360	0.250000	0.010000	1	2.744160	10.488390	56	12	5.000000	2.000000	0
18	GMAC	$13,964,801.24	5.638610	360	356	360	0.250000	0.010000	1	2.692480	10.638610	80	12	5.000000	2.000000	0
19	GMAC	$953,601.59	5.817720	360	359	360	0.250000	0.010000	2	2.250000	11.817720	119	6	6.000000	2.000000	119
20	GMAC	$1,379,528.67	5.647440	360	359	360	0.250000	0.010000	2	2.250000	11.647440	59	6	6.000000	2.000000	0
21	GMAC	$2,386,688.54	5.414160	360	359	360	0.250000	0.010000	2	2.250000	11.414160	59	6	6.000000	2.000000	59
22	GMAC	$695,862.44	5.638060	360	359	360	0.250000	0.010000	2	2.250000	11.638060	84	6	6.000000	2.000000	0
23	GMAC	$186,532.68	5.000000	360	359	360	0.250000	0.010000	2	2.250000	11.000000	84	6	6.000000	2.000000	84
24	NATIONAL CITY	$13,000,000.00	5.581140	360	358	360	0.375000	0.010000	1	2.250000	10.587460	82	12	5.000000	2.000000	0
Total/Wavg		325,000,000.00	5.348479	360	356	360	0.303750	0.010000		2.684949	10.658752	61	11	4.759008	2.000000	13

[1] Index:
(1) - 1YR LIBOR
(2) - 6 Mo LIBOR
(3) - 1YR CMT

RBS Greenwich Capital

```
! Z_HVMLT0301.CDI  #CMOVER_3.0C1 WHOLE_LOAN  !  MAX_CF_VECTSIZE 551
!
!! Created by Intex Deal Maker v3.4.308  ,  subroutines 3.0e
!!  04/21/2003   9:35 AM
!
!  Modeled in the Intex CMO Modeling Language, (GPWWS195)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
!
 DEFINE CONSTANT #OrigCollBal = 309832577.17
!
 DEFINE CONSTANT #OrigBondBal = 309832577.17
!
 DEFINE #BondBal                    = 309832577.17
!
    FULL_DEALNAME:    Z_HVMLT0301
!
    DEAL SIZE:        $ 309832577.17
    PRICING SPEED:    25% CPR
!   ISSUE DATE:       20030401
    SETTLEMENT DATE:  20030424
!
 Record date delay: 18
!
 DEFINE TR_INDEXDEPS_ALL
!
 DEFINE SCHEDULE "SHIFT%"
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20030401 _
    DEAL_FIRSTPAY_DATE        20030519
!
!
 CREDIT_SUPPORT_BASIS DEAL
 DEFINE COLLAT WT_BY_PREVBAL #NetRate  = LOAN("OPTINT") / LOAN("PREVBAL") * 1200
!
!
 DEFINE TABLE "SI_LOSSA0" (6, 2) = "MONTH" "SHIFTR"
    36.1   20%
    72.1   30%
    84.1   35%
    96.1   40%
    108.1   45%
    120.1   50%
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX   CMT_1YR          1.31
 INITIAL INDEX   LIBOR_6MO         1.32
 INITIAL INDEX   LIBOR_1YR       1.4025
!
!
Tranche "SNR1" SEN_WAC
```

```
  Block 100.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "A"  EXCHANGE SEN_GMC_WAC
  Block 300072000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - ( IF CURMONTH GT 60 THEN 0. ELSE 0. ) )
    0    999
!
Tranche "GMC_A" SEN_WAC_NO
  Block 300072000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - ( IF CURMONTH GT 60 THEN 0. ELSE 0. ) )
    0    999
!
Tranche "B1"  EXCHANGE JUN_GMC_WAC
  Block 4647000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "GMC_B1" JUN_WAC_NO
  Block 4647000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "B2"  EXCHANGE JUN_GMC_WAC
  Block 2013000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "GMC_B2" JUN_WAC_NO
  Block 2013000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "B3"  EXCHANGE JUN_GMC_WAC
  Block 1239000.00 FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
       Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "GMC_B3" JUN_WAC_NO
```

```
  Block 1239000.00 FLOAT _
      DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
      Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "B4" JUN_WAC
  Block 619000.00 FLOAT _
      DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
      Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "B5" JUN_WAC
  Block 619000.00 FLOAT _
      DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
      Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
Tranche "B6" JUN_WAC
  Block 623477.17 FLOAT _
      DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
      Delay 18  Dated 20030401  Next 20030519
   ( #NetRate - 0. )
    0    999
!
ifndef #_CMOVER_3.0D2 _
DEFINE EXCHANGE "B1" = "GMC_B1"
!
ifndef #_CMOVER_3.0D2 _
DEFINE EXCHANGE "B2" = "GMC_B2"
!
ifndef #_CMOVER_3.0D2 _
DEFINE EXCHANGE "B3" = "GMC_B3"
!
ifndef #_CMOVER_3.0D2 _
DEFINE EXCHANGE "A" = "GMC_A"
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 18 Dated 20030401 Next 20030519 Settle 20030424
!
 CLASS "SNR1"      NO_BUILD_TRANCHE _
           = "SNR1"
 CLASS "GMC_SNR2"  NO_BUILD_TRANCHE _
           = "GMC_A"
 CLASS "GMC_B1"    NO_BUILD_TRANCHE _
           = "GMC_B1"
 CLASS "GMC_B2"    NO_BUILD_TRANCHE _
           = "GMC_B2"
 CLASS "GMC_B3"    NO_BUILD_TRANCHE _
           = "GMC_B3"
 CLASS "B4"        NO_BUILD_TRANCHE _
           = "B4"
 CLASS "B5"        NO_BUILD_TRANCHE _
           = "B5"
```

```
 CLASS "B6"       NO_BUILD_TRANCHE _
            = "B6"
 CLASS "SNR" ALLOCATION _
            = "SNR1" "GMC_SNR2"
 CLASS "SUBORD" WRITEDOWN_BAL SUBORD _
            = "GMC_B1" "GMC_B2" "GMC_B3" "B4" "B5" "B6"
!
 CLASS "GMC_SNR1"           PSEUDO NO_BUILD_TRANCHE = "SNR1"
 CLASS "SNR2"          PSEUDO NO_BUILD_TRANCHE = "A"
 CLASS "B1"            PSEUDO NO_BUILD_TRANCHE = "B1"
 CLASS "B2"            PSEUDO NO_BUILD_TRANCHE = "B2"
 CLASS "B3"            PSEUDO NO_BUILD_TRANCHE = "B3"
 CLASS "GMC_B4"              PSEUDO NO_BUILD_TRANCHE = "B4"
 CLASS "GMC_B5"              PSEUDO NO_BUILD_TRANCHE = "B5"
 CLASS "GMC_B6"              PSEUDO NO_BUILD_TRANCHE = "B6"
!
 CLASS "GMC_SNR" PSEUDO = "GMC_SNR1" "SNR2"
 CLASS "GMC_SUBORD" PSEUDO = "B1" "B2" "B3" "GMC_B4" "GMC_B5" "GMC_B6"
!
!
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
           = "SNR" "SUBORD"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"       Delay 18  Dated 20030401  Next 20030519
DAYCOUNT 30360 BUSINESS_DAY NONE
 DEFINE PSEUDO_TRANCHE CLASS "SUBORD"     Delay 18  Dated 20030401  Next 20030519
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 CROSSOVER When 0
!
     OPTIONAL REDEMPTION: "DEAL" _
                WHEN_EXPR (((DBAL / #OrigBondBal) < 5%)); _
                PRICE_P (COLL_BAL); _
                DISTR_P RULES "OPTR_DEAL"
!
!
 INTEREST_SHORTFALL FULL_PREPAY   Compensate Pro_rata _
            PARTIAL_PREPAY Compensate Pro_rata _
            LOSS         Compensate Pro_rata
!
!
 CMO Block Payment Rules
------------------------------------
!
  calculate :  #Sub2TimesTest = BBAL("SUBORD")/BBAL("SNR","SUBORD") _
                 GE 2 * ORIG_BBAL("SUBORD")/ORIG_BBAL("SNR","SUBORD")
!
  calculate :  #SenPct  = 100 * BBAL("SNR")/BBAL("SNR","SUBORD")
!
  calculate :  #ReduceTestA = LOOKUP_TBL( "STEP", CURMONTH , "SI_LOSSA0", "MONTH",
"SHIFTR" )
!
  calculate :  #StepProviso1 = (( AVG_DELINQ_BAL(2,2) < 50% * BBAL("SUBORD")) and _
    ( DELINQ_LOSS_ACCUM < ORIG_BBAL("SUBORD") * #ReduceTestA ) )
!
```

```
 calculate : #SenPrep = _
        IF (#SenPct > 100 * ORIG_BBAL("SNR")/ORIG_BBAL("SNR","SUBORD")) _
        THEN 100 _
        ELSE #SenPct + SHIFT% * (100-#SenPct), _
 Reduce_SHIFT%_when SCHEDULE FAILVAL_100PCT  _
 (#StepProviso1)
!
 calculate : #SenPrep = _
        IF #SenPct > 100 * ORIG_BBAL("SNR")/ORIG_BBAL("SNR","SUBORD") _
        THEN 100 _
        ELSE IF #Sub2TimesTest and ( #StepProviso1 ) _
           THEN IF CURMONTH LE 36 _
              THEN #SenPct + (50% * (100-#SenPct)) _
              ELSE #SenPct _
           ELSE #SenPrep
!
 calculate : #SENRECOV = _
   MAX( 0, MIN( #SenPct/100  * DELINQ_LIQUIDATE, _
          #SenPrep/100 * DELINQ_RECOVER ))
!
calculate:  "SNR" _
 NO_CHECK SCHEDULED       AMOUNT       V0  = #SenPct / 100 * COLL_P_SCHED , _
 NO_CHECK PREPAY        AMOUNT  LIMIT V1  = #SenPrep / 100 * COLL_P_PREPAY , _
 NO_CHECK RECOVER        AMOUNT  LIMIT V3  = #SENRECOV
!
 calculate :  #SenSchedAlloc   = V0
 calculate :  #SenPrepayAlloc  = V1
 calculate :  #SenRecoverAlloc = V3
!
 calculate : #SubSched   = MAX( 0, COLL_P_SCHED - #SenSchedAlloc )
 calculate : #SubPrepay  = MAX( 0, COLL_P_PREPAY - #SenPrepayAlloc )
 calculate : #SubRecov   = MAX( 0, DELINQ_RECOVER - #SenRecoverAlloc)
!
calculate:  "GMC_B1" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("GMC_B1") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("GMC_B1") , _
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("GMC_B1")
!
calculate:  "GMC_B2" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("GMC_B2") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("GMC_B2") , _
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("GMC_B2")
!
calculate:  "GMC_B3" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("GMC_B3") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("GMC_B3") , _
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("GMC_B3")
!
calculate:  "B4" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("B4") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("B4") , _
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("B4")
!
calculate:  "B5" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("B5") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("B5") , _
```

```
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("B5")
!
calculate:  "B6" _
 NO_CHECK SCHEDULED      AMOUNT          = #SubSched  * SHARE("B6") , _
 NO_CHECK PREPAY       AMOUNT          = #SubPrepay * SUB_SHARE("B6") , _
 NO_CHECK RECOVER       AMOUNT          = #SubRecov  * SHARE("B6")
!
------------------------------------
      from :  CLASS ( "SNR" )
       pay :  CLASS INTEREST PRO_RATA  ( "SNR1"; "GMC_SNR2" )
       pay :  CLASS INTSHORT PRO_RATA  ( "SNR1"; "GMC_SNR2" )
------------------------------------
      from :  CLASS ( "SNR" )
       pay :  CLASS BALANCE SEQUENTIAL ( "SNR1", "GMC_SNR2" )
------------------------------------
!
------------------------------------
      from :  CLASS ( "SNR1" )
       pay :  SEQUENTIAL ( "SNR1#1" )
------------------------------------
      from :  CLASS ( "GMC_SNR2" )
       pay :  SEQUENTIAL ( "GMC_A#1" )
------------------------------------
------------------------------------
      from :  CLASS ( "GMC_B1" )
       pay :  SEQUENTIAL ( "GMC_B1#1" )
------------------------------------
      from :  CLASS ( "GMC_B2" )
       pay :  SEQUENTIAL ( "GMC_B2#1" )
------------------------------------
      from :  CLASS ( "GMC_B3" )
       pay :  SEQUENTIAL ( "GMC_B3#1" )
------------------------------------
      from :  CLASS ( "B4" )
       pay :  SEQUENTIAL ( "B4#1" )
------------------------------------
      from :  CLASS ( "B5" )
       pay :  SEQUENTIAL ( "B5#1" )
------------------------------------
      from :  CLASS ( "B6" )
       pay :  SEQUENTIAL ( "B6#1" )
------------------------------------
------------------------------------ MANUAL WRITEDOWNS
  calculate :  #WriteDown = BBAL( "SNR1#1", "GMC_A#1", "GMC_B1#1", "GMC_B2#1", "GMC_B3#1",
"B4#1", "B5#1", "B6#1" ) - COLL_BAL
------------------------------------
      from :  SUBACCOUNT ( #WriteDown )
       pay :  WRITEDOWN PRO_RATA ( "B6#1" )
       pay :  WRITEDOWN PRO_RATA ( "B5#1" )
       pay :  WRITEDOWN PRO_RATA ( "B4#1" )
       pay :  WRITEDOWN PRO_RATA ( "GMC_B3#1" )
       pay :  WRITEDOWN PRO_RATA ( "GMC_B2#1" )
       pay :  WRITEDOWN PRO_RATA ( "GMC_B1#1" )
       pay :  WRITEDOWN PRO_RATA ( "SNR1#1"; "GMC_A#1" )
------------------------------------
!
```

```
 calculate : #BondBal    =
BBAL("SNR1#1","GMC_A#1","GMC_B1#1","GMC_B2#1","GMC_B3#1","B4#1","B5#1","B6#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (INTPMT("GMC_A#1")) )
       pay :  INTEREST SEQUENTIAL ("A#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_A#1")) )
       pay :  SEQUENTIAL ("A#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("A")) )
       pay :  SEQUENTIAL ("A#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (INTPMT("GMC_B1#1")) )
       pay :  INTEREST SEQUENTIAL ("B1#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B1#1")) )
       pay :  SEQUENTIAL ("B1#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B1")) )
       pay :  SEQUENTIAL ("B1#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (INTPMT("GMC_B2#1")) )
       pay :  INTEREST SEQUENTIAL ("B2#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B2#1")) )
       pay :  SEQUENTIAL ("B2#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B2")) )
       pay :  SEQUENTIAL ("B2#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (INTPMT("GMC_B3#1")) )
       pay :  INTEREST SEQUENTIAL ("B3#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B3#1")) )
       pay :  SEQUENTIAL ("B3#1")
-----------------------------------
     when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B3")) )
       pay :  SEQUENTIAL ("B3#1")
-----------------------------------
-----------------------------------
calculate: #CallBalDeal = COLL_BAL
-----------------------------------
-------------------- SECTION: "OPTR_DEAL"
-----------------------------------
```

```
      from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalDeal)
       pay :  CLASS BALANCE SEQUENTIAL ( "ROOT" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "ROOT" )
------------------------------------
      from :  CLASS ( "ROOT" )
       pay :  SEQUENTIAL ( "SNR1#1", "GMC_A#1", "GMC_B1#1", "GMC_B2#1", "GMC_B3#1", "B4#1",
"B5#1", "B6#1" )
------------------------------------
      when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_A#1")) )
       pay :  SEQUENTIAL ("A#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("A")) )
       pay :  SEQUENTIAL ("A#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B1#1")) )
       pay :  SEQUENTIAL ("B1#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B1")) )
       pay :  SEQUENTIAL ("B1#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B2#1")) )
       pay :  SEQUENTIAL ("B2#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B2")) )
       pay :  SEQUENTIAL ("B2#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH LE 60 )
 subject to :  CEILING ( (PRINCPMT("GMC_B3#1")) )
       pay :  SEQUENTIAL ("B3#1")
------------------------------------
      when :  IS_TRUE ( CURMONTH EQ 60 )
 subject to :  CEILING ( (BBAL("B3")) )
       pay :  SEQUENTIAL ("B3#1")
------------------------------------
!
 Schedule "SHIFT%"
Declare
60    100%
72    70%
84    60%
96    40%
108   20%
120   0%
!
!
 Collateral
!
!     Factor     --Delay--
! Type   Date      P/Y    BV   Use BV for 0
```

```
WL 20030401   9999 9999   FALSE
!
! Pool# Type    Gross    Current    Original  --Fee-- Maturity Orig  ARM         Gross  #mos  #mos
P#mos P#mos  Life  Reset Life  Max  Look
!            Coupon    Factor     Balance   P/Y  BV  P/Y  BV Term  Index        Margin ToRst RstPer
ToRst RstPer Cap   Cap  Floor Negam Back
!! BEGINNING OF COLLATERAL
M      1   "10/1 YR CMT IO"      WL   00   WAC        6.28410 (   19391943.31 /   19391943.31 );
19391943.31                 0.26750    0.26750      353:7    353:7     360 NO_CHECK ARM CMT_1YR
2.76934   114   12 SYNC_INT       11.26660       2.00000       2.76934       0     0  INIT_PERCAP
5.00000 AMORT NONE FOR        120  TEASER
M      2   "10/6 MO LIBOR"       WL   00   WAC        5.83510 (    1603795.06 /    1603795.06 );
1603795.06                0.26750    0.26750      359:1    359:1     360 NO_CHECK ARM
LIBOR_6MO              2.25000  120    6 SYNC_INT       11.83510       2.00000       2.25000       0
0  INIT_PERCAP   6.00000                     TEASER
M      3   "10/6 MO LIBOR IO"    WL   00   WAC        5.60715 (    2307200.00 /    2307200.00 );
2307200.00                0.26750    0.26750      358:2    358:2     360 NO_CHECK ARM
LIBOR_6MO              2.25000  119    6 SYNC_INT       11.60715       2.00000       2.25000       0
0  INIT_PERCAP   6.00000 AMORT NONE FOR       120  TEASER
M      4   "3/1 YR CMT"         WL   00   WAC        4.38413 (   26501209.97 /   26501209.97 );
26501209.97                 0.26750    0.26750      356:4    356:4     360 NO_CHECK ARM CMT_1YR
2.75000   33   12 SYNC_INT       10.39171       2.00000       2.75000       0     0
TEASER
M      5   "3/1 YR LIBOR"       WL   00   WAC        5.04323 (   34622588.64 /   34622588.64 );
34622588.64                 0.26750    0.26750      352:4    352:4     356 NO_CHECK ARM
LIBOR_1YR             2.75000   32   12 SYNC_INT       11.04323       2.00000       2.75000       0
0  INIT_PERCAP   3.79913                     TEASER
M      6   "5/1 YR CMT"         WL   00   WAC        5.46071 (   83823536.78 /   83823536.78 );
83823536.78                 0.26750    0.26750      354:6    354:6     360 NO_CHECK ARM CMT_1YR
2.76191   55   12 SYNC_INT       10.46569       2.00000       2.76196       0     0  INIT_PERCAP
4.97967                 TEASER
M      7   "5/1 YR LIBOR"       WL   00   WAC        5.42109 (   42483951.03 /   42483951.03 );
42483951.03                 0.26750    0.26750      355:5    355:5     360 NO_CHECK ARM
LIBOR_1YR             2.71751   56   12 SYNC_INT       10.42109       2.00000       2.71751       0
0  INIT_PERCAP   5.00000                     TEASER
M      8   "5/6 MO LIBOR"       WL   00   WAC        5.28976 (   16505746.90 /   16505746.90 );
16505746.90                 0.26750    0.26750      359:1    359:1     360 NO_CHECK ARM
LIBOR_6MO              2.25000   60    6 SYNC_INT       11.28976       2.00000       2.25000       0
0  INIT_PERCAP   6.00000                     TEASER
M      9   "5/6 MO LIBOR IO"    WL   00   WAC        5.02966 (   19805086.00 /   19805086.00 );
19805086.00                 0.26750    0.26750      359:1    359:1     360 NO_CHECK ARM
LIBOR_6MO              2.25000   60    6 SYNC_INT       11.02966       2.00000       2.25000       0
0  INIT_PERCAP   6.00000 AMORT NONE FOR       120  TEASER
M     10   "7/1 YR CMT"         WL   00   WAC        5.40679 (   25182395.81 /   25182395.81 );
25182395.81                 0.26750    0.26750      357:3    357:3     360 NO_CHECK ARM CMT_1YR
2.75000   82   12 SYNC_INT       10.40403       2.00000       2.75000       0     0  INIT_PERCAP
5.00000                 TEASER
M     11   "7/1 YR LIBOR"       WL   00   WAC        5.54493 (   30705949.74 /   30705949.74 );
30705949.74                 0.26750    0.26750      356:4    356:4     360 NO_CHECK ARM
LIBOR_1YR             2.48507   81   12 SYNC_INT       10.54493       2.00000       2.48507       0
0  INIT_PERCAP   5.00000                     TEASER
M     12   "7/6 MO LIBOR"       WL   00   WAC        5.11268 (    2455623.93 /    2455623.93 );
2455623.93                0.26750    0.26750      359:1    359:1     360 NO_CHECK ARM
LIBOR_6MO              2.25000   84    6 SYNC_INT       11.11268       2.00000       2.25000       0
0  INIT_PERCAP   6.00000                     TEASER
M     13   "7/6 MO LIBOR IO"    WL   00   WAC        4.86046 (    4443550.00 /    4443550.00 );
```

4443550.00 0.26750 0.26750 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 2.28575 84 6 SYNC_INT 10.86046 2.00000 2.28575 0
0 INIT_PERCAP 6.00000 AMORT NONE FOR 120 TEASER

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